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                                                             Exhibit 99(a)-8

JOINT RELEASE

                        PRIME SERVICE, INC. TO BE ACQUIRED BY
                            ATLAS COPCO NORTH AMERICA INC.
                                FOR $32 CASH PER SHARE

     Stockholm, Sweden and Houston, Texas, June 9, 1997 --- Prime Service, Inc. (NYSE: PRS), one of the largest rental equipment companies in the United States, announced today that it has entered into a definitive merger agreement with Atlas Copco North America Inc., a subsidiary of Sweden based Atlas Copco AB, pursuant to which Atlas Copco will acquire all outstanding shares of Prime Service at a price of $32.00 per share in cash. The aggregate consideration of the transaction to Prime Service shareholders is approximately $900 million (exclusive of approximately $260 million in debt.)

Pursuant to the agreement, Atlas Copco will commence a cash tender offer on June 9, 1997 for all of Prime Service's approximately 28 million shares. The agreement also provides that Prime Service shares not acquired by Atlas Copco in the tender offer will be converted into the right to receive $32.00 in cash per share in a merger to be completed following consummation of the tender offer. The boards of directors of both Prime Service and Atlas Copco have approved the transaction. The Prime Service board has received an opinion from Credit Suisse First Boston that the consideration to be received by the Prime Service shareholders pursuant to the tender offer and merger is fair to such holders from a financial point of view. The acquisition is subject to antitrust approvals and other customary conditions.

Prime Service was acquired in December 1994 by Investcorp, certain international investors and Prime Service management. At the time, Prime Service had approximately $212 million in revenues. The company completed an initial public offering in October 1996. Investcorp and the other international investors, who currently own approximately 74 per cent of the outstanding shares of Prime Service, have agreed to tender all of their shares as a part of the Atlas Copco acquisition.

Thomas E. Bennett, Chairman of the Board and Chief Executive Officer of Prime Service, said, "We are extremely excited about this new partnership with Atlas Copco, with its long history of solid growth and premier product lines. As before, we will continue to enhance our customer relationships, grow our rental fleet and improve our market coverage."

Giulio Mazzalupi, President and Chief Executive Officer of Atlas Copco AB, said, "It is a strategic goal for Atlas Copco to increase revenues generated from the use of our products, including accessories, service and rental operations. Prime Service, with its highly developed service ability, is part of this strategy and is an excellent fit to our existing business in the U.S."

In the U.S. market, there is a trend towards renting construction and industrial equipment driven primarily by the desire to concentrate on core activity and always have the state of the art equipment. In the last five years it is estimated that the rental industry has grown about 20 per cent per year. Analysts estimate that the contractor rental market in the U.S. alone exceeds $18 billion.

"The acquisition increases the opportunity to develop our business in the United States, to be close to the customers, and to enhance the growth potential of Atlas Copco products. Atlas Copco will also achieve a leading position in service of construction and industrial equipment in the U.S.," comments Giulio Mazzalupi.


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Christopher J.O'Brien, a member of Investcorp's Management Committee and a
Director of Prime Service said, "We have enjoyed our association with Prime Service, and are proud to have participated in the growth of this premier company. We are very pleased that Prime Service shareholders will realize an excellent return on their investment in Prime Service." On June 6, 1997, Prime Service's shares closed at a price of $24 7/8 per share.

Prime Service is one of the leaders in the rental equipment industry in the United States, and currently operates 122 rental equipment locations in 14 states. Prime Service rents over 100 different types of equipment, including aerial manlifts, portable air compressors, forklifts and light earth moving equipment, as well as small equipment such as power tools. Prime Service has a base of over 40,000 customers ranging from Fortune 500 companies to subcontractors and homeowners. Total revenue for 1996 was approximately $330 million.

Atlas Copco, based in Sweden, is an international industrial group of companies and is among the world's leading suppliers of products and services in the areas of air and gas compression, industrial manufacturing, rock excavation, light construction and demolition, as well as installation, repair and service. Atlas Copco has approximately 21,000 employees worldwide, and had sales in 1996 of approximately $3.6 billion. Atlas Copco North America Inc. is the holding company for well-known U.S. companies including Milwaukee Electric Tool Corporation and Chicago Pneumatic Tool Company.

Investcorp was established in 1982. It acts as a principal and an intermediary in international investment transactions. To date, it has completed over 60 transactions with an acquisition value of approximately $9 billion. Investcorp and its clients currently own 16 corporate investments in North America and Europe, including Saks Fifth Avenue, Star Markets, Simmons Company, William Carter Company, Helly Hansen and CSK Auto. Previous investments include Tiffany, Gucci, Circle K and Thorn Lighting.

CONTACTS:     Prime Service -     Todd Fogarty
                                  Kekst & Company
                                  212 521 4800

              Atlas Copco -       Lennart Johansson
              Sweden              46 8 743 8570

                                  Hans Ola Meyer
                                  46 8 743 8292

                                  Carl-Johan Wachtmeister
                                  46 8 743 8070, 46 70 543 8070